Exhibit 99.1

Glass Lewis Recommends EZchip Shareholders Vote Against “Opportunistic and Inadequate” Merger With Mellanox

ROCKY HILL, N.J., November 3, 2015 /PRNewswire/ -- Raging Capital Management, LLC (“Raging Capital”), one of the largest shareholders of EZchip Semiconductor Ltd. (NASDAQ: EZCH) (“EZchip” or the “Company”) owning approximately 6.5% of the ordinary shares outstanding, today announced that Glass, Lewis & Co., LLC (“Glass Lewis”), a leading independent proxy advisory service, has recommended that shareholders of EZchip vote AGAINST the merger agreement with Mellanox Technologies, Ltd. (NASDAQ: MLNX) (“Mellanox”) at the Annual General Meeting of Shareholders scheduled for November 12, 2015.

William C. Martin, Chairman and Chief Investment Officer of Raging Capital, commented: “We are pleased that, after thorough and independent analysis, Glass Lewis shares our perspective that the proposed merger is more of a marriage of convenience than the result of a robust and rigorous sale process.”

In its analysis, Glass Lewis noted, “We see little assurance for shareholders that the current offer price represents full and fair value.”

Additionally, Glass Lewis observed the following:

Commenting on the Cisco news causing a temporary drop in EZchip’s share value leading up to negotiations with Mellanox: “…the market reaction to the Cisco news appears somewhat overblown.”

Commenting on the sale process: “Overall, we don’t believe the directors adequately designed or conducted a process with the goal of obtaining full, fair and maximum value for shareholders.”

Commenting on the $25.50 buyout value: “…we believe the currently proposed purchase price represents insufficient value for shareholders based on the Company’s reasonably expected future financial performance.”

Commenting on EZchip as a standalone business: “…we believe it’s reasonably possible that on a standalone basis the Company could achieve greater value for shareholders than that which is offered in the proposed transaction.”

Commenting on Raging Capital’s short-term put options: “…we believe Raging Capital’s interests in opposing the transaction, with the goal of realizing a higher EZchip share price on a standalone basis or via a higher offer from Mellanox or another potential buyer, remain largely aligned with other EZchip shareholders.”

In concluding its analysis recommending shareholders vote AGAINST the transaction, Glass Lewis stated, “Mellanox’s current offer fails to compensate shareholders for the continued upside potential of the standalone alternative.”

Finally, we share Glass Lewis’ sentiment that the merger is not in the best interest of EZchip shareholders because “the EZchip board ultimately failed to secure a fair buyout price for the Company.”

SEND A MESSAGE TO THE EZCHIP BOARD THAT YOU WILL NOT ACCEPT A LOW-BALL PRICE FOR YOUR SHARES BY VOTING “AGAINST” THE MERGER AND “FOR” THE ELECTION OF OUR DIRECTOR NOMINEES – PAUL MCWILLIAMS AND KEN TRAUB – ON THE GOLD PROXY CARD.

We encourage you to visit our website at www.EZCH-value.com for additional information and materials regarding our solicitation.

We urge you to sign, date and return the GOLD proxy card today.

Stockholders with questions about how to vote their shares may call Okapi Partners, Raging Capital’s proxy solicitor, toll free in the US (855) 208-8902 or in Israel 01801227249.

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Ordinary Shares you own, please give Raging Capital your proxy AGAINST the Merger and FOR the election of its two highly-qualified nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Ordinary Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed proxy card for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD proxy card.

If you have any questions or require any additional information concerning Raging Capital’s solicitation, please contact Okapi Partners at the address set forth below.

1212 Madison Avenue, 24th Floor New York, N.Y. 10036 (212) 297-0720 US: (855) 208-8902 Israel: 01801227249 E-mail: info@okapipartners.com

Media Contact:

Hedge Fund Solutions, LLC
Damien Park, 215-325-0514

Investor Contact:

Okapi Partners LLC
Bruce Goldfarb, 212-297-0722, Chuck Garske, 212-297-0724 or Lydia Mulyk, 212-297-0725